UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

NEW YORK MORTGAGE TRUST, INC.
(Name of Issuer)

Common Stock, par value $0.01
Series A Preferred Stock, par value $0.01
(Title of Class of Securities)

649604501
649604303
(CUSIP Number)

Janet L. Tarkoff
Managing Director and Chief Legal Officer
JMP Group Inc.
600 Montgomery Street, Suite 1100
San Francisco, CA 94111
Tel: (415) 835-8958
Fax: (415) 835-8910
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harvest Capital Strategies LLC (94-3342119)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

1,885,952

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

1,885,952

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,885,952

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

16.8%[1]

14	TYPE OF REPORTING PERSON

IA

1 Calculated based on the quotient of (a) 750,000 shares of Preferred Stock beneficially owned by the Reporting Person; the immediate convertibility of such Preferred Stock into 1,875,000 shares of common stock of the Issuer and 10,952 shares of common stock beneficially owned by the Reporting Person; divided by (b) 9,320,094 shares of common stock issued and outstanding as of November 6, 2008 and the 1,875,000 common shares described above into which the Preferred Stock held by the Reporting Person is convertible.  The outstanding Preferred Stock, which votes with the common stock (on an as converted basis), and the common stock beneficially owned by the Reporting Person constitutes 16.8% of the voting power.

SCHEDULE 13D
RELATING TO THE COMMON AND PREFERRED STOCK OF
NEW YORK MORTGAGE TRUST, INC.

ITEM 1.  SECURITY AND ISSUER.

This statement on the Amendment No. 2 to Schedule 13D (this “Statement”) relates to the Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”) and the Common Stock, par value $0.01 per share (the “Common Stock”), of New York Mortgage Trust, Inc., a Maryland corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 52 Vanderbilt Avenue, Suite 403, New York, NY 10017.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)
This statement filed by Harvest Capital Strategies LLC (“HCS” and the “Reporting Person”).  Harvest Capital Strategies LLC was formerly known as JMP Asset Management LLC.  HCS is filing on behalf of itself and certain investment funds of which it is the general partner and investment manager to the extent those investment funds may be considered beneficial owners of any of the securities that are the subject of this statement (which beneficial ownership HCS and such investment funds disclaim).  HCS disclaims the existence of a “group” with JMP Group.  JMP Group is filing its own Amendment No. 3 to Schedule 13D separately from the current filing.

(b)	HCS is a Delaware limited liability company with principal offices at 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

(c)
HCS is an investment adviser registered with the Securities and Exchange Commission. HCS manages investments and trading accounts of other persons including Harvest Mortgage Opportunity Fund, L.P. (formerly JMP Realty Trust, Inc.) (“HMOP”), Harvest Opportunity Partners II, L.P., Harvest Opportunity Partners Offshore Fund, Ltd., Harvest Small Cap Partners, L.P., and Harvest Small Cap Offshore, Ltd. (collectively, the “Funds”).  HCS is either the manager or general partner of each Fund, with investment discretion and voting authority with respect to each Fund.  JMP Group LLC, a wholly-owned subsidiary of JMP Group, is the sole member and manger of HCS.  HCS, JMP Securities LLC (a sister company) and JMP Group (their parent) have instituted policies and procedures to ensure each entity’s investment decisions are separate from those of the other entities.  Additionally, HCS employs portfolio managers, some of whom are not executive officers, with respect to the funds and accounts for which HCS is advisor.  These portfolio managers operate independently from each other to implement the investment objectives of each fund or account for which they are portfolio manager.

Each of the Funds disclaims “group” status with any other Fund (other than those managed pari pasu with each other).  Each Fund also disclaims group status with JMP Group.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons purchased an aggregate of 750,000 shares of Preferred Stock (immediately convertible into 1,875,000 shares of common stock) from the Issuer pursuant to a Stock Purchase Agreement dated as of November 30, 2007.  In addition, HMOP acquired 21,903 shares of common stock in open market purchases.  Subsequently, on May 27, 2008 the Issuer affected a one-for-two reverse stock split of its Common Stock (the “Stock Split”).  As a result of the Stock Split, the Reporting Person now owns 10,952 shares of Common Stock.  The Articles Supplementary Establishing and Fixing the Rights and Preferences of the Preferred Stock, provide that the conversion rate and effective conversion price the Preferred Stock be appropriately adjusted to reflect any reverse stock split. As a result, the conversion rate the Preferred Stock was automatically adjusted to two and one-half to one (2 ½ to 1).  The source of the funds for the purchase of the Preferred Stock and the common stock was the working capital of each of the Funds.  The record ownership of each of the Funds is set forth in the table below.

Record Ownership of Preferred Stock and Common Stock

Name	Shares of Common Stock	Shares of Preferred Stock	Shares of Common Stock upon Conversion
Harvest Mortgage Opportunity Fund, L.P. (previously JMP Realty Trust, Inc.)	10,952	500,000	1,260,952
Harvest Opportunity Partners II, L.P.		181,100	452,750
Harvest Opportunity Partners Offshore Fund, Ltd.		31,400	78,500
Harvest Small Cap Partners, L.P.		28,800	72,000
Harvest Small Cap Offshore, Ltd.		8,700	21,750

ITEM 4.  PURPOSE OF THE TRANSACTION.

The Reporting Person acquired the Preferred Stock for investment purposes in a private offering from the Issuer.  The Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Provided, however, that the matters set forth in Item 5(a) and 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)            The Reporting Person beneficially owns, in the aggregate, 1,885,952 shares of common stock, which represents 16.8% of the outstanding shares of common stock.  The ownership percentage is based on the quotient of (a) 750,000 shares of Preferred Stock beneficially owned of record by the Reporting Persons and the Funds; the immediate convertibility of such Preferred Stock into 1,875,000 shares of common stock of the Issuer and 10,952 shares of common stock held of record by HMOP, which were acquired in open market purchases; divided by (b) 9,320,094 shares of common stock issued and outstanding as of November 6, 2008, and 1,875,000 shares of common stock underlying the Preferred Stock and option described above.  In addition, HCS serves as an external investment advisor to the Issuer, with the authority to acquire and dispose of investments.  Also, James J. Fowler, the porfolio manager of HMOP, is a director and the Chairman of the Board of the Issuer.

(b)            The information contained on the cover pages hereto is hereby incorporated by reference to this Item 5(b).  HCS expressly disclaims beneficial ownership of any securities beneficially owned by a Fund or JMP Group.  Each Fund expressly disclaims beneficial ownership of any securities beneficially owned by JMP Group, any securities held of record by any other Fund or that any other Fund has a right to acquire, and, because of the investment discretion and voting authority granted to HCS, any securities held of record by such Fund or that such Fund has a right to acquire.

(c)            N/A

(d)            N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JMP Group and HCS (exercising its investment discretion on behalf of the Funds) cooperated and coordinated in negotiating and entering into the Stock Purchase Agreement, including provisions of the Stock Purchase Agreement pursuant to which certain changes were made in the Issuer’s board of directors, as described above in Item 4.  However, the parties to such Purchase Agreement expressly disclaim the existence of a “group” subsequent to the execution of the Purchase Agreement.  In addition, the Reporting Person does not have any agreement or arrangement with JMP Group or with any Fund (nor does any Fund have any agreement or arrangement with any other Fund) to act together with respect to the Issuer or its securities except for the purpose of facilitating the implementation of their individual decisions as to the exercise of their rights under the Stock Purchase Agreement (including rights to exercise the option described elsewhere in this Statement) and the Registration Rights Agreement described below.  Each holder described herein disclaims beneficial ownership of any securities owned of record by any other holder and each Fund each disclaims beneficial ownership of any securities owned of record by it or by any other Fund.

As noted above, while JMP Group is the ultimate parent of HCS, it is JMP Group’s policy that it does not control, influence or participate in investment decisionmaking (including voting of shares or proxies) by its subsidiaries, including HCS, in HCS’ role as investment manager, and both JMP Group and HCS maintain procedures to implement that policy.  In exercising its investment discretion as investment manager for the Funds, HCS (through multiple portfolio managers, acting independently) considers the investment objectives and other needs of each such entity.  The cooperation and negotiation involved in the negotiation and execution of the Stock Purchase Agreement was for the purpose of implementing investment decisions made independently as to each Fund and decisions as to voting and disposition of the securities that are the subject of this Statement will be made separately as to each of the Funds and independently of decisions JMP Group makes as to the securities it holds.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of HCS might be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.  Further, any such person and/or other persons associated with the Reporting Person or its affiliates may beneficially own additional securities of the Issuer, which securities are not reflected in this Statement and Reporting Person, its affiliates and such persons expressly disclaim any “group” status or shared investment control with respect to such securities.

Stock Purchase Agreement:

The Issuer, JMP Group and each of the Funds entered into the Stock Purchase Agreement on November 30, 2007, which incorporated herein by reference and attached as Exhibit 7.01 to the Schedule 13D filed by the Reporting Person on January 28, 2008.

Advisory Agreement:

The Issuer and HCS entered into an advisory agreement on January 18, 2008, which is incorporated herein by reference and attached as Exhibit 7.02 to the Schedule 13D filed by the Reporting Person on January 28, 2008.

Registration Rights Agreement:

The shares of Preferred Stock and the shares of Common Stock issuable upon the conversion of the Preferred Stock are covered by a Registration Rights Agreement (the “Registration Rights Agreement”), which is incorporated herein by reference and attached as Exhibit 7.03 to the Schedule 13D filed by the Reporting Person on January 28, 2008.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 17, 2009

HARVEST CAPITAL STRATEGIES LLC

By:	/s/ Joseph A. Jolson
Its:	Chief Executive Officer